Exhibit 99.15

Dear BioTelemetry diligence / BioTelemetry integration team,

To follow on the announcement of the pending acquisition of BioTelemetry, please find enclosed some important details and guidelines for the coming period until we officially close the deal. Closure is expected around the first quarter of 2021. Feel free to deploy these guidelines in your own teams.

•	Until the close of the deal, no direct communications and interactions with BioTelemetry. Any communications will be done through Nick Wilson.

•

After close, communication and activities will be managed through the integration team. The integration team is being assembled and will be fully in place by the close. All names are to be announced soon.

We will establish a meeting drumbeat ASAP, and we will be working closely with the work stream leads on planning the items listed below. For any questions or guidance on the integration approach, please contact the integration team:

•	Business Integration lead: Nick Wilson

•	PMI lead: Letty Kurian

!! Until the formal kick-off workshop, please sync any planned and unplanned communication with Nick. This in order not to overwhelm the BioTelemetry employees and avoid any gun-jumping or exchange of commercially sensitive information.

In order to come to an ambitious, realistic and joint integration plan, our next steps for integration include:

•	Period between announcement and close (2-3 months)

•	Completion of the integration teams (resourcing)

•	Kickoff of the different work streams and functional planning meetings (Philips side only)

•	Process Discovery Workshops and deep-dives

•	Closing of the deal (anticipated ~March 2021)

•	Day One event

•	Integration Kick-off event

•	After close

•	Commercial integration workshops per market with BioTelemetry (quick wins and long-term plans)

•	Functional integration workshops with BioTelemetry

•	Execution of growth and functional integration plans (two-year PMI program)

To ensure a common approach, one way of working as a Philips team, please read the linked documents carefully:

•

Legal Dos and Don’ts for the period between announcement and close and information exchange. Non-compliance amounts to a violation of the GBP’s and Antitrust law: QRC Antitrust guidance between signing and closing [share-intra.philips.com] and for detailed guidance Antitrust Standards, Procedures and Guidelines for M&A [share-intra.philips.com]

•	Guidelines for exchange of information: Dos and Don’ts for exchanging commercially sensitive information [share-intra.philips.com]

•	BioTelemetry product overview: BioTelemetry, Inc. (gobio.com) [eur01.safelinks.protection.outlook.com]

Looking forward to work with most of you to make this exciting acquisition and integration a success.

Thanks a lot for all your hard work and great support.

Regards,

Roy

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.